Mason Capital Group, LLC

Financial Statements
Year Ended June 30, 2019

Mason Capital Group, LLC

Contents

CONFIDENTIAL

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69438

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mason Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Derek Satzinger 212-771-1283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

100 Park Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONFIDENTIAL

OATH OR AFFIRMATION

I, Derek Satzinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mason Capital Group, LLC, as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title



Notary Public

KRISTINA WALL
NOTARY PUBLIC-STATE OF NEW YORK
No. 01WA6258817
Qualified In New York County
My Commission Expires 04-02-2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
Mason Capital Group, LLC
New York, New York

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mason Capital Group, LLC (the "Company") as of June 30, 2019, the related statement of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Securities Exchange Act of 1934 Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

We have served as the Company's auditor since 2015.

New York, New York

August 29, 2019

Mason Capital Group, LLC

Statement of Financial Condition

June 30, 2019

Assets		
Cash	$	232,043
Prepaid expenses		699
Due from Mason Capital Holdings, L.P.		1,217
Total Assets	**$**	**233,959**
Liabilities and Member's Equity		
Member's Equity		233,959
Total Liabilities and Member's Equity	**$**	**233,959**

See accompanying notes to financial statements.

Mason Capital Group, LLC

Statement of Income

Year Ended June 30, 2019

Income:		
Service fee revenue	$	611,432
Total Income		**611,432**
Expenses:		
Salaries and wages		306,005
Accounting fees		60,000
Insurance		58,857
Occupancy costs		55,565
Payroll taxes		21,612
Filing fees		16,583
Administrative fees		9,292
Legal and compliance		3,807
Total Expenses		**531,721**
Net Income	$	**79,711**

See accompanying notes to financial statements.

Mason Capital Group, LLC

Statement of Changes in Member's Equity

Year Ended June 30, 2019

Balance, July 1, 2018	$	204,248
Net Income		79,711
Capital withdrawals		(50,000)
Balance, June 30, 2019	$	233,959

See accompanying notes to financial statements.

Mason Capital Group, LLC

Statement of Cash Flows

Year Ended June 30, 2019

Cash Flows From Operating Activities:		
Net income	$	79,711
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets:		
Decrease in prepaid expenses		40
Increase in due from Mason Capital Holdings, L.P.		(1,217)
Changes in operating liabilities:		
Decrease in due to Mason Capital Holdings, L.P.		(6,982)
Net Cash Provided By Operating Activities		**71,552**
Cash Flows From Financing Activities:		
Capital withdrawals		(50,000)
Net Cash Used In Financing Activities		**(50,000)**
Net Increase in Cash		**21,552**
Cash, Beginning of Year		**210,491**
Cash, End of Year	$	**232,043**

See accompanying notes to financial statements.

Mason Capital Group, LLC

Notes to Financial Statements

---

1. Business

Mason Capital Group, LLC (the "Company") is a limited liability company formed under the laws of the State of Delaware. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Mason Capital Holdings L.P. ("Member") is the sole member of the Company. The Company was formed for the sole purpose of facilitating the marketing of related party investment vehicles managed by Mason Capital Management, LLC ("MCM"), a related party, wholly owned by the Member.

2. Significant Accounting Policies

Basis of Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

Cash held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of gains (losses), income and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Revenue Recognition

Revenue and expenses are recognized on the accrual basis. The Company records revenue based on a cost plus arrangement with its Member, whereby the Company receives a fee equal to 115 % of its expenses (Note 3). The revenue is recorded monthly based on the expenses incurred for that month.

Income Taxes

No provision for Federal, state and local income taxes has been made in the accompanying financial statements, as the Company as a single member limited liability company is a disregarded entity for income tax purposes and files a consolidated return with the Member.

The Company recognizes a tax benefit from an uncertain tax position only if it is more likely than not that the position is sustainable, based solely on its technical merits and consideration of the relevant taxing authority's widely understood administrative practices and precedents. If this threshold is met, the Company measures the tax benefit as the largest amount of benefit that is more likely than not being realized upon ultimate settlement. The Company is subject to potential examination by taxing authorities in various jurisdictions. The open tax years under potential examination vary by jurisdiction. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Income. As of June 30, 2019, there was no impact to the financial statements related to accounting for uncertain income tax positions.

Mason Capital Group, LLC

Notes to Financial Statements

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017. The Company has determined that the adoption of Topic 606 for the year ended June 30, 2019 had no material impact on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, to clarify whether certain items should be categorized as operating, investing or financing in the statement of cash flows. The amendments in the ASU provide guidance on eight issues. The Company has determined that the adoption of ASU 2016-15 had no material impact on its financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) that requires lessees to recognize a right-of-use asset and a lease liability on the balance sheet for all leases with the exception of short-term leases for which the recognition exemption is detected. For lessees, leases will continue to be classified as either operating or finance leases in the Statement of Operations.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842) Targeted Improvements, which allows for an additional transition method under the modified retrospective approach for the adoption of Topic 842. The two permitted transition methods are now: (1) to apply the new lease requirements at the beginning of the earliest period presented, and (2) to apply the new lease requirements at the effective date. This standard is not expected to have an impact on the Company's financial statements.

3. Related Party Transactions

All revenue and expense transactions are a result of activity with the Member.

As described in Note 1, the Company was formed for the sole purpose of supporting the fundraising activities related to private investment funds controlled by MCM.

The Company and the Member are parties to an expense sharing agreement, whereby the parties have determined how revenue will be earned by the Company, as well as the terms of costs and expenses allocated to the Company to reimburse the Member for providing support to the Company. The agreement calls for the Member to provide the use of personnel, office space, and equipment; as well as be responsible for any and all administrative expenses to support the operations of the Company. In return the parties have agreed that the Member be reimbursed in accordance with the terms set forth in the expense sharing agreement. As of June 30, 2019, $1,217 is due from the Member relating to amounts pursuant to the expense sharing arrangement.

Mason Capital Group, LLC

Notes to Financial Statements

The costs and expenses allocated are monitored by the parties and from time to time amended as deemed appropriate by the parties.

The parties further agreed that the Company would earn revenue on a cost plus arrangement whereby the Company receives a fee equal to 115% of its expenses. For the year ended June 30, 2019, service revenue earned by the Company amounted to $611,432.

4. Net Capital Requirement

Under the "Uniform Net Capital Rule" of the SEC, the Company is required to maintain regulatory net capital, as defined, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to regulatory net capital, as defined, shall not exceed 15 to 1. While regulatory net capital and aggregate indebtedness may change from day to day, at June 30, 2019, the Company's regulatory net capital of $232,043 exceeded minimum requirements by $227,043.

5. Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customers' accounts.

6. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is dependent upon the Member for support to continue their operations. The Member has provided for a cost-plus arrangement to be used to fund operations and has agreed to provide the necessary financial support of the Company through and including August 29, 2019.

7. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through August 29, 2019, the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Mason Capital Group, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

Mason Capital Group, LLC

Schedule I: Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1

June 30, 2019

Computation of Net Capital Pursuant to Rule 15c3-1 Computation of Net Capital

Total Member's Equity	$	233,959
Deductions		
Non-allowable assets:		
Prepaid expenses		(699)
Due from Mason Capital Holdings, L.P.		(1,217)
Net Capital	$	232,043

Computation of Basic Net Capital Requirement

Computed minimum net capital required (12.5% of aggregate indebtedness)	$	-
Minimum dollar net capital requirement	$	5,000
Excess net capital	$	227,043

Statement Pursuant to Rule 17a-5(d)(2)(iii)

A reconciliation with the Company's computation of net capital to the unaudited Part IIA of form X-17A-5 was not prepared as there were no material differences between the Company's calculation of the net capital therein and the preceding calculation.



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

CONFIDENTIAL

100 Park Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Member
Mason Capital Group, LLC
New York, New York

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 17a-5(d) of the Securities and Exchange Commission, in which (1) Mason Capital Group, LLC ("the Company") identified the following provision of the Securities Exchange Act of 1934 ("SEA") Rule 15c3-3(k) under which the Company claimed an exemption from Rule 15c3-3 *(k)(2)(i)* (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph *(k)(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

BDO USA, LLP

New York, New York

August 29, 2019

Mason Capital Group, LLC

Exemption Report Pursuant to Rule 17a-5(d) of the Securities and Exchange Commission

Mason Capital Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240. I7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following;

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R § 240.15c3-3(k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) for the year ended June 30, 2019 without exception.

I, Derek Satzinger, affirm that, to the best knowledge and belief, this Exemption Report is true and correct for the year ended June 30, 2019.



Title: Chief Executive Officer



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

100 Park Avenue
New York, NY 10017

Report on Applying Agreed-Upon Procedures to Other (Nonfinancial Statement) Assertions-Form SIPC-7

Independent Accountant's Report

The Member
Mason Capital Group, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Mason Capital Group, LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended June 30, 2019, solely to assist you and the SIPC in assessing the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the specified parties in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

Our procedures and findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   We found no differences as a result of the procedures.

2. We compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2019.

   We found a difference of $9,328 as a result of the procedures related to a corrected misstatement.

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   We found no differences as a result of the procedures.

4. We recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments.

   We found no differences as a result of the procedures.



5.   We compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed.

      We found no differences as a result of the procedures.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

BDO USA, LLP

BDO USA, LLP

August 29, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

CONFIDENTIAL

SIPC-7

(36-REV 12/18)

For the fiscal year ended **6/30/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69438 FINRA JUN
MASON CAPITAL GROUP LLC
110 E 59TH ST
NEW YORK NY 10022-1304

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 903

B. Less payment made with SIPC-6 filed (**exclude interest**) (460)

5/22/19
Date Paid

C. Less prior overpayment applied (114)

D. Assessment balance due or (overpayment) -

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 329

G. **PAYMENT:** √ **the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 329

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mason Capital Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the_____ day of______________, 20____.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **7/1/2018** and ending **6/30/2019**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 602,104

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $ 602,104

2e. General Assessment @ .0015 $ 903

(to page 1, line 2.A.)

2